Exhibit 99.1

Sinovac and Butantan Join Efforts to Advance the Clinical Development of An Inactivated Vaccine for COVID-19 to Phase III

Beijing (China), Sao Paulo, (Brazil), June 11th, 2020 – Sinovac Biotech Ltd., (“Sinovac” or the “Company”) (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, and Instituto Butantan, a leading Brazilian producer of immunobiologic products, today announced the signing of a clinical development collaboration agreement to advance the clinical trials of CoronaVac, Sinovac’s inactivated vaccine candidate against COVID-19 to Phase III.

Sinovac has made significant progress in the development of CoronaVac. Promising preclinical results regarding CoronaVac were recently published in the peer-reviewed academic journal Science in an article stating that the vaccine candidate is safe and provides protection to rhesus macaques (monkeys) through an animal challenge study. Sinovac has received approval from China’s National Medical Products Administration (NMPA) to conduct Phase I/II human clinical trials in China to determine the vaccine candidate’s safety, tolerance, dosage and immunization schedule. In addition, Sinovac is constructing a commercial vaccine production plant in China that is expected to manufacture up to 100 million doses of CoronaVac annually.

Through this collaboration, Instituto Butantan will sponsor Phase III clinical trials in Brazil. This is the first in a series of agreements expected to be completed between the parties to establish extensive collaboration that includes technology licensing, market authorization and commercialization of CoronaVac. In this way, Instituto Butantan can ensure that the Brazilian population has access to this vaccine.

Dr. Dimas Covas, Director of Instituto Butantan commented, “This pandemic is having a tragic impact worldwide and this distinguished alliance with Sinovac to conduct the last phase of the clinical trials will bring hope to have a vaccine in the short term. Butantan expects to support not only on the clinical development, but also commercialization and manufacturing activities of CoronaVac in Brazil.”

Dr. Ricardo Palacios, Clinical Research Medical Director of Instituto Butantan added, “Sinovac’s CoronaVac is based on a well-known, reliable technology suited to being incorporated into existing public health immunization programs in Brazil. Current epidemiology in Brazil and the experience of Butantan in clinical development will complement Sinovac’s efforts allowing accelerated progress toward development of a safe and effective immunization against COVID-19.”

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “We are proud to take part in the fight against COVID-19, and we look forward to working with Instituto Butantan to help the people of Brazil. Through this partnership, Sinovac will be able to further the unprecedented speed of developing CoronaVac without compromising our high safety standards and procedures. We also welcome this opportunity to further our commitment to developing vaccines for global use and to our mission of supplying vaccines to eliminate human diseases.”

About COVID-19. COVID-19 is caused by SARS-CoV-2, a new coronavirus identified in late 2019, with no vaccine available to date. Since it was first reported in late-2019, the virus has infected nearly 7 million people around the world and caused death of over 400,000 people. It has been declared a pandemic by the World Health Organization (WHO).

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac’s product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, a quadrivalent influenza vaccine and a SARS-CoV-2 (commonly referred to as COVID-19) vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is registering its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

About Instituto Butantan

Instituto Butantan is the main producer of immunobiological products and vaccines in Brazil. Instituto Butantan carries out scientific missions domestically and abroad through the Pan American Health Organization, the World Health Organization, UNICEF and the United Nations. The Institute collaborates with other agencies of the São Paulo State Secretariat of Health and the Brazilian Ministry of Health for the improvement of overall health in Brazil. It acts in partnership with various universities, research institutions, pharmaceutical companies, and entities such as the Bill & Melinda Gates Foundation for the achievement of its institutional objectives. For more information please visit the Institute website at www.butantan.gov.br or contact the press office at (+55 11) 2627-9606 / 9428 or email to imprensa@butantan.gov.br.